Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(Expressed in thousands of United States Dollars unless otherwise noted)
For the period ended November 30, 2022

Filed: January 13, 2023

PLATINUM GROUP METALS LTD.
Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	November 30, 2022	August 31, 2022
ASSETS

Current
Cash and cash equivalents	$11,566	$12,330
At-the-market offering proceeds receivable	143	-
Amounts receivable	531	382
Prepaid expenses	256	52
Total current assets	12,496	12,764

Performance bonds and other assets	204	190
Mineral properties and exploration and evaluation assets (Note 3)	41,507	40,373
Property, plant and equipment	338	352
Total assets	$54,545	$53,679

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,193	$1,121
Total current liabilities	1,193	1,121

Asset retirement obligation	96	95
Share based liabilities (Note 7)	1,102	864
Lease liability	22	44
Total liabilities	$2,413	$2,124

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$936,201	$934,976
Contributed surplus	32,744	32,077
Accumulated other comprehensive loss	(166,247)	(166,155)
Deficit	(770,149)	(768,397)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	32,549	32,501

Non-controlling interest	19,583	19,054
Total shareholders' equity	52,132	51,555
Total liabilities and shareholders' equity	$54,545	$53,679

Contingencies and Commitments (Note 9)

Approved by the Board of Directors and authorized for issue on January 13, 2023

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.
2

PLATINUM GROUP METALS LTD.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Period Ended
	November 30, 2022	November 30, 2021

Expenses
General and administrative	$1,173	$1,301
Interest	-	1,066
Foreign exchange (gain) loss	(251)	144
Stock based compensation expense (Note 7)	830	683
	$1,752	$3,194
Other Income
Loss on partial repayment of the Sprott Facility	$-	$147
Net finance income	(138)	(25)
Loss for the period	$1,614	$3,316

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	$92	$3,723

Comprehensive loss for the period	$1,706	$7,039

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,614	$3,316
	$1,614	$3,316

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,706	$7,039
	$1,706	$7,039

Basic and diluted loss per common share	$0.02	$0.04

Weighted average number of common shares outstanding:
Basic and diluted	99,129,851	76,873,323

The accompanying notes are an integral part of the consolidated financial statements.
3

PLATINUM GROUP METALS LTD.
Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2021	75,271,126	$890,783	$30,102	$(159,226)	$(759,771)	$1,888	$17,585	$19,473

Stock based compensation	-	-	1,001	-	-	1,001	-	1,001
Restricted share units redeemed	11,000	34	(34)	-	-	-	-	-
Share options exercised	10,000	31	(11)	-	-	20	-	20
Share issuance - financing	4,567,790	11,986	-	-	-	11,986	-	11,986
Share issuance costs	-	(354)	-	-	-	(354)	-	(354)
Contributions of Waterberg JV Co.	-	-	-	-	(152)	(152)	586	434
Currency translation adjustment	-	-	-	(3,723)	-	(3,723)	-	(3,723)
Net loss for the period	-	-	-	-	(3,316)	(3,316)	-	(3,316)
Balance November 30, 2021	79,859,916	902,480	31,058	(162,949)	(763,239)	7,350	18,171	25,521

Stock based compensation	-	-	1,895	-	-	1,895	-	1,895
Restricted share units redeemed	254,739	756	(756)	-	-	-	-	-
Share options exercised	148,333	329	(120)	-	-	209	-	209
Share issuance - financing	6,895,875	13,670	-	-	-	13,670	-	13,670
Shares issued to repay convertible debt	11,793,509	18,941	-	-	-	18,941	-	18,941
Share issuance costs	-	(1,200)	-	-	-	(1,200)	-	(1,200)
Contributions of Waterberg JV Co.	-	-	-	-	(231)	(231)	883	652
Currency translation adjustment	-	-	-	(3,206)	-	(3,206)	-	(3,206)
Net loss for the period	-	-	-	-	(4,927)	(4,927)	-	(4,927)
Balance August 31, 2022	98,952,372	934,976	32,077	(166,155)	(768,397)	32,501	19,054	51,555

Stock based compensation	-	-	667	-	-	667	-	667
Share issuance - financing	717,138	1,294	-	-	-	1,294	-	1,294
Share issuance costs	-	(69)	-	-	-	(69)	-	(69)
Contributions of Waterberg JV Co.	-	-	-	-	(138)	(138)	529	391
Currency translation adjustment	-	-	-	(92)	-	(92)	-	(92)
Net loss for the period	-	-	-	-	(1,614)	(1,614)	-	(1,614)
Balance November 30, 2022	99,669,510	936,201	32,744	(166,247)	(770,149)	32,549	19,583	52,132

The accompanying notes are an integral part of the consolidated financial statements.
4

PLATINUM GROUP METALS LTD.
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the period ended
	November 30, 2022	November 30, 2021

OPERATING ACTIVITIES
Loss for the period	$(1,614)	$(3,316)

Add items not affecting cash / adjustments:
Depreciation	22	23
Interest expense	-	1,072
Unrealized foreign exchange (loss) gain	(336)	327
Loss on partial settlement of Sprott Facility	-	147
Stock compensation expense	830	683
Directors' fees paid in deferred share units	44	39
Net change in non-cash working capital (Note 10)	(852)	(817)
	$(1,906)	$(1,842)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$1,294	$12,039
Equity issuance costs	(69)	(354)
Cash received from option exercises	-	20
Sprott Facility principal repayments	-	(5,800)
Sprott Facility interest paid	-	(220)
Convertible note interest paid	-	-
Lease payments made	(21)	(22)
Cash received from Waterberg partners	357	229
	$1,561	$5,892

INVESTING ACTIVITIES
Performance bonds	$(14)	$(11)
Expenditures incurred on Waterberg Project	(553)	(1,870)
	$(567)	$(1,881)

Net (decrease) increase in cash	(912)	2,169
Effect of foreign exchange on cash	148	(156)
Cash, beginning of period	12,330	6,059

Cash, end of period	$11,566	$8,072

The accompanying notes are an integral part of the consolidated financial statements.
5

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America.  The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company's head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning the majority of Lion's shares. The Company's subsidiaries, associates and joint ventures as at November 30, 2022 are as follows:

		Place of incorporation and peration	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		November 30, 2022	August 31, 2022

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.95%	49.95%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.	Research	Canada	53.70%	53.70%

Notes:

(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

(2) Effective ownership of Waterberg JV Co. is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

COVID-19

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain.  Since March 2020 related negative public health developments adversely affected workforces, economies and financial markets globally, resulting in economic uncertainty.  The future impact of the pandemic could include significant COVID-19 specific costs, volatility in the prices for metals, project development and mining restrictions, delays or temporary closures, travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life.  Although to date the Company has not experienced a direct material adverse effect due to the pandemic, it is not possible for the Company to predict the duration or magnitude of the possible adverse results of the pandemic and its effects on the Company's business or ability to raise funds.  On June 22, 2022, the Government of South Africa announced that all remaining COVID-19 regulations had been uplifted.  On September 26, 2022 the Canadian government announced that all remaining COVID-19 related travel restrictions had been lifted in Canada.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These  interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard International Accounting Standard 34 Interim Financial Reporting ("IAS34").

The Company's significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2022.

6

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD").

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period-end rate: R17.0147(August 31, 2022 R17.0760)

Period average rate: R16.3704 (November 30, 2021 R15.0017)

CAD/USD

Period-end rate: C$1.3508 (August 31, 2022 C$1.3111)

Period average rate: C$1.3488 (November 30, 2021 C$1.2559)

3. MINERAL PROPERTIES AND EXPLORATION AND EVALUATION ASSETS

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the Northern Limb of the Bushveld Igneous Complex.

Total capitalized costs for the Waterberg Project are as follows:

Balance August 31, 2021	$43,953
Additions	2,968
Write-off costs associated with prospecting right closures	(223)
Foreign currency translation adjustment	(6,325)
Balance August 31, 2022	$40,373
Additions	1,062
Foreign currency translation adjustment	72
Balance November 30, 2022	$41,507

Waterberg Project

Ownership

On September 21, 2017, Waterberg JV Co. issued shares to acquire all existing Waterberg partner joint venture interests, resulting in 100% of the Waterberg prospecting rights being owned by Waterberg JV Co.  Impala Platinum Holdings Ltd. ("Implats") subsequently acquired a 15% interest in Waterberg JV Co. on November 6, 2017 by way of the Implats Transaction (as defined below).  Later, in March 2019 Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").

The Company currently holds a controlling 50.02% interest in Waterberg JV Co., comprised of a direct 37.05% interest and an indirect 12.97% interest by way of its 49.9% shareholding in Black Economic Empowerment ("BEE") partner Mnombo.  Mnombo owns a 26.0% direct interest in Waterberg JV Co., Implats a 15.0% direct interest, JOGMEC a 12.195% direct interest and Hanwa a 9.755% direct interest.

7

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

Mining Right

On January 28, 2021, the South African Department of Mineral Resources and Energy ("DMRE") issued a letter to Waterberg JV Co. notifying the Company that a mining right (the "Waterberg Mining Right") had been granted over the Waterberg Project area as applied for in 2018.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and currently remains active.

Project Area and Location

At November 30, 2022, the Waterberg Project consisted of active prospecting rights, applied for prospecting rights and the Waterberg Mining Right with a combined active project area of 29,227 hectares, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane.  Of the total project area, 20,532 hectares are covered by the Waterberg Mining Right.  A further 4,207 hectares are covered by active prospecting rights and there are 4,488 hectares under application for incorporation into the Waterberg Mining Right.  On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,985 gross hectares of prospecting rights, of which 14,209 hectares are now held within the granted mining right, leaving a net 36,776 hectares of uneconomic prospecting rights in process of being closed.  Capitalized costs of $223 associated with the prospecting right closures were written off during the previous year.

Appeals and Legal Matters

On October 13, 2022 the Minister of the DMRE ruled to dismiss several appeals to the grant of the Waterberg Mining Right filed with the DMRE during 2021.  In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMRE's assessment that Waterberg JV Co. has complied with BEE requirements and social and labour plan community consultation procedures.

During 2021 an opposition group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project in November 2020.  Senior Counsel and attorneys acting for Waterberg JV Co. filed a formal rebuttal, raising numerous factual and legal defences.  The appellants have done nothing to progress their action against the decision of the DFFE.

During 2021 another opposition group filed an urgent interdict application to the High Court seeking to restrain the activities of Waterberg JV Co. on certain surface rights over a portion of the project area.  The appellants failed to support their "urgent" claim and did not properly respond to a replying affidavit and a joinder application.  The application was removed from the urgent court role in 2021 and no further action has been taken by the appellants.  To force a conclusion, in July 2022 Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo and a hearing to rule on the interdict application has been scheduled for May 22, 2023.

Implats Transaction

On November 6, 2017, the Company and JOGMEC closed a transaction (the "Implats Transaction"), whereby Implats purchased an aggregate 15% equity interest in Waterberg JV Co. for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  As part of the transaction, Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding, and a right of first refusal to enter into an offtake agreement, on commercial arm's-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR") if Waterberg JV Co. proposes an offtake agreement with a third party.  JOGMEC or its nominee retains a right to direct the marketing of Waterberg concentrate and to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

8

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic.  Implats currently retains a 15.0% direct participating interest in Waterberg JV Co. and the Offtake ROFR.

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement regarding the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($7.5 million at November 30, 2022, including accrued interest).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $8.0 million at November 30, 2022 ($7.8 million - August 31, 2022).

To November 30, 2022, an aggregate total of $81.5 million has been funded by all parties for exploration and engineering on the Waterberg Project.  Until the Waterberg prospecting rights were transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives.  Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below).  All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.  Anglo and the Company have funded Lion equally for an aggregate $3.0 million to date as follows:

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500
Total	$3,000

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  The first tranche by Lion to FIU under the SRA, totaling $1.0 million plus a one-time fee of $50, was funded by Lion in mid July 2019.  Research work commenced at FIU during September 2019.  During calendar 2020 FIU completed the first research milestone pursuant to the SRA, which triggered a second tranche of funding to FIU in the amount of $667.  Based on research advancement, a third tranche in the amount of $667 was paid by Lion to FIU in February 2021.  In February 2022 a fourth tranche of $500 was paid by Lion to FIU.  Lion has provided aggregate research funding in the amount of $2.9 million to FIU as of November 30, 2022.

9

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this technology was issued in December 2020 and a third was issued in June 2021.  On October 4, 2022 a fourth patent No. 11,462,743 B2 was issued under the title "Battery comprising a metal interlayer" to FIU. This fourth patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.  Further patents are currently applied for.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

5. SPROTT LOAN

In August, 2019, the Company entered a $20 million senior secured credit facility (the "Sprott Facility") with Sprott Private Resource Lending II (Collector), LP ("Sprott") which was to mature on August 14, 2022, but was fully repaid in February 2022.  During the quarter ended November 30, 2021, the Company repaid $5.8 million of the then outstanding $9.4 million principal balance recognizing a loss on settlement of $147.  During the quarter ended November 30, 2021, interest payments of  $220 were made and effective interest of $289 was recognized.  Upon full repayment of the Sprott Facility in February 2022, the Company's pledge of its South African assets as security was fully released.

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes due in 2022 (the "Convertible Notes").  The Convertible Notes bore interest at a rate of 6 7/8% per annum, payable in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares.  During the quarter ending November 30, 2021 effective interest of $777 was recognized on the Convertible Notes.

On January 20, 2022, the Company announced the purchase and cancellation, on a private placement basis, of the $19.99 million of Convertible Notes then outstanding.  The principal outstanding balance of these Convertible Notes was repaid through the issuance of 11,793,509 common shares, at a price of $1.695 per share.  The Company purchased $11.99 million of the Convertible Notes from an affiliate of Kopernik Global Investors, LLC on February 4, 2022 and $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments on February 10, 2022.

7. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

At November 30, 2022, the Company had 99,669,510 common shares outstanding.

10

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

Fiscal 2023

On July 27, 2022, the Company entered into an equity distribution agreement with BMO Nesbitt Burns Inc. as Canadian Agent, and BMO as U.S. Agent, for a new at-the-market equity program (the "2022 ATM") to distribute up to $50,000 of common shares.  No common shares were sold pursuant to the 2022 ATM prior to August 31, 2022.  In the three-month period ending November 30, 2022 the Company sold 717,138 shares at an average price of $1.81 for gross proceeds of $1,294 and net proceeds of $1,225 after share issuance costs of $69 were deducted.  Subsequent to period end a further 326,431 shares were sold at an average price of $1.82 for net proceeds of $579.

Fiscal 2022

During the year ended August 31, 2022, the Company sold an aggregate of 7,923,842 shares pursuant to an at-the-market offering governed by the terms of a February 2021 equity distribution agreement with BMO Capital Markets (the "2021 ATM").  The Company sold these shares at an average price of $2.48 for gross proceeds of $19,656.

On February 11, 2022, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 3,539,823 common shares at a price of $1.695 each for gross proceeds of $6,000 maintaining HCI's ownership in the Company at approximately 26% at that time.

On February 4 and 10, 2022, the Company issued 7,073,746 and 4,719,763 shares respectively at a price of $1.695 each in connection with the repayment of the Convertible Notes (See Note 6 for further details).

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2021	3,808,521	$3.96
Granted	1,273,000	$2.36
Expired	(1,256,517)	$4.08
Exercised	(158,333)	$1.86
Options outstanding at August 31, 2022	3,666,671	$3.45
Granted	1,158,000	$2.37
Options outstanding at November 30, 2022	4,824,671	$3.19

Number Outstanding at November 30, 2022	Number Exercisable at November 30, 2022	Exercise Price in CAD	Average Remaining Contractual Life (Years)
967,167	322,389	$6.58	3.05
99,000	66,000	$3.90	3.69
42,000	14,000	$3.40	3.81
666,836	666,836	$2.61	1.36
21,000	-	$2.52	4.25
1,158,000	-	$2.37	4.84
1,165,000	-	$2.32	4.04
705,668	361,890	$1.81	2.01
4,824,671	1,429,449		3.33

11

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

During the period ended November 30, 2022, the Company granted 1,158,000 share purchase options, which will vest in three trances on the first, second and third anniversary of the grant.

During the year ended August 31, 2022, the Company granted 1,273,000 share purchase options, which will vest in three tranches on the first, second and third anniversary of their respective grants.

During the period ended November 30, 2022, the Company recorded $511 of stock compensation expense (November 30, 2021 - $764), of which $472 was expensed (November 30, 2021 - $702) and $39 was capitalized to mineral properties (November 30, 2021 - $62).

The Company used the Black-Scholes model to determine the grant date fair value of share purchase options granted.  The following assumptions were used in valuing share purchase options granted during the period ended November 30, 2022 and the year ended August 31, 2022:

Period ended	November 30, 2022	August 31, 2022
Risk-free interest rate	3.39%	1.18%
Expected life of options	3.9 years	3.5 years
Annualized volatility[1]	89%	87%
Forfeiture rate	0.8%	2.0%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSUs must be retained until the director leaves the Board of Directors, at which time the DSUs are redeemed.

During the period ended November 30, 2022, an expense of $66 was recorded in relation to vesting DSUs and director fees (November 30, 2021 - $35), with an expense of $198 recorded as share-based compensation (November 30, 2021 - $218 recovery) in relation to the revaluation of fully vested DSUs.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

During the period ended November 30, 2022, a stock compensation expense of $155 was recorded (November 30, 2021 - $233) of which $138 was expensed (November 30, 2021 - $209) and $17 was capitalized (November 30, 2021 - $24).  During the period ended November 30, 2022 the Company issued 274,649 RSUs which vest evenly on the first, second and third anniversary of issuance.  At November 30, 2022, 644,227 RSUs were issued and outstanding, with Nil being vested.

8. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

(a) During the period ended November 30, 2022, $75 (November 30, 2021 - $67) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended November 30, 2022, the Company paid or accrued payments of $13 (November 30, 2021 - $14) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer in common.

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PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors.  A summary of HCI's share acquisitions form the Company follows:

Common Shares Acquired from the Company by HCI

Date	Placee	Shares	Price USD	Acquisition Method
May 2018	Deepkloof	2,490,900	$1.50	Prospectus Offering
May 2018	Deepkloof	1,509,099	$1.50	Private Placement
February 2019	Deepkloof	2,141,942	$1.33	Private Placement
April 2019	Deepkloof	177,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	80,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	1,111,111	$1.17	Private Placement
August 2019	Deepkloof	6,940,000	$1.32	Private Placement
August 2019	Deepkloof	2,856,000	$1.25	Prospectus Offering
December 2019	Deepkloof	1,612,931	$1.24	Private Placement
June 2020	Deepkloof	500,000	$1.40	Private Placement
October 2020	Deepkloof	1,146,790	$2.18	Private Placement
December 2020	Deepkloof	1,121,076	$2.23	Private Placement
February 2022	Deepkloof	3,539,823	$1.695	Private Placement
		25,226,672

During 2018 and 2019, HCI also acquired 663,005 shares of the Company in the public market.  During fiscal 2021 HCI reported the sale in the public market of 1,052,328 common shares of the Company.  At November 30, 2022, HCI's ownership of the Company was reported at 24,837,349 common shares, representing a 24.9% interest in the Company.

(d) During the year ended August 31, 2022, the Company purchased and cancelled, on a private placement basis, the outstanding principal balance of $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments (See Note 6 for further details).

9. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $123 to February 2024.

From year end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$101	$22	$-	$-	$123
Discovery Drilling	399	-	-	-	399
Environmental Bonds	48	143	95	-	286
Totals	$548	$165	$95	$-	$808

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PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

Africa Wide Legal Action - Dismissed

On November 23, 2017, definitive agreements were entered into to dispose of 100% of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately US $74.0 million (the "Maseve Sale Transaction").  Maseve owned and operated the Maseve Mine.  The Maseve Sale Transaction occurred as a scheme of arrangement (the "Scheme") by way of two interdependent stages in accordance with section 115 of the South Africa Companies Act (the "Companies Act").  Under the Scheme, Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") was required to simultaneously dispose of its 17.1% interest together with the Company's 82.9% interest in Maseve.  The Maseve Sale Transaction was completed on April 26, 2018.

In September 2018, the Company received a summons whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve seeking to set aside the Maseve Sale Transaction.  A trial to hear evidence occurred in the High Court of South Africa October 4 to October 8, 2021.  Final legal arguments were heard by the High Court on March 1 and 2, 2022.

On June 14, 2022, the High Court of South Africa dismissed the challenge brought by Africa Wide and ordered Africa Wide to make payment of the defendants' costs.  In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the Scheme under the provisions and time limits of the Companies Act, Africa Wide's case was statutorily barred.

On July 1, 2022, Africa Wide filed an application for leave to appeal the judgment of the High Court, which was then denied by the High Court on August 1, 2022, with costs once again awarded to the defendants.

On August 31, 2022 Africa Wide filed a petition to the South African Supreme Court of Appeal for further leave to appeal the June 14, 2022 High Court ruling.  On November 10, 2022 the South Africa Supreme Court of Appeal dismissed Africa Wide's application on the grounds that there was no reasonable prospect of success in an appeal and there was no other compelling reason why an appeal should be heard.  Costs were awarded to the defendants for a third time.

No accruals for the award of costs have been recorded to date due to the uncertainty of the recoverable amount.  Africa Wide has no further avenue of appeal.

10. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	November 30, 2022	November 30, 2021

Amounts receivable, prepaid expenses and other assets	$(505)	$(503)
Accounts payable and other liabilities	(347)	(314)
	$(852)	$(817)

11. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions - Canada and South Africa.  The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.

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PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At November 30, 2022	Assets	Liabilities

Canada	$10,190	$1,517
South Africa	44,355	896
	$54,545	$2,413

At August 31, 2022	Assets	Liabilities

Canada	$12,037	$1,777
South Africa	41,642	347
	$53,679	$2,124

Comprehensive Loss for the period ended	November 30, 2022	November 30, 2021

Canada	$1,446	$3,682
South Africa	260	3,357
	$1,706	$7,039

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